                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number: 1-106

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
                [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: December 31, 2004
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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 READ ATTACHED INSTRUCTIONS SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the  Commission  has verified any information contained herein.

      If the  notification  relates to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Lynch Corporation
                         -------------------------------------------------------

Former name if applicable
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Address of principal executive office (Street and number)

 140 Greenwich Avenue, 4th Floor
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City, state and zip code  Greenwich, Connecticut 06830
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                                     PART II
                            Rules 12b-25 (b) AND (c)

      If the subject  report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

|X|  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition  report on Form  10-Q,  or  portion  thereof  will be filed on or before  the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable  detail the reasons why Forms 10-K,  11-K, 20-F,
10-Q,  N-SAR,  N-CSR or the  transition  report or portion  thereof could not be filed within the prescribed time period.

      The  Registrant was unable to file the Form 10-K for the fiscal year ended
December 31, 2004 (the "Report") without  unreasonable effort or expense because of a delay in gathering information required for inclusion in the Report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and  telephone  number  of person  to  contact  in regard to this notification

       Eugene Hynes                    (203)                     622-1150
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         (Name)                    (Area Code)              (Telephone Number)

      (2) Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no,
identify report(s).                                               /X/ Yes / / No

      (3) Is it anticipated that any significant change in results of operations for the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes / / No

      If so: attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of results cannot be made.

The Registrant's  consolidated  revenues for the fiscal year ending December 31,
2004 were  $33,834,000,  an increase of 21% from $27,969,000 for the fiscal year ended  December 31,  2003.  For the fiscal year ending  December  31, 2004,  the
Registrant  reported a net loss of $3,326,000,  or $2.18 per share,  compared to net income of $110,000,  or $0.07 per share,  for the fiscal year ended December
31, 2003.

                                Lynch Corporation
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2005                          By:   /s/ John C. Ferrara
      -----------------                          -------------------------------
                                                 Name: John C. Ferrara
                                                 Title:  Chief Executive Officer

                                       2

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations. (See 18 U.S.C. 1001)